Exhibit 1

October 3, 2006

Dear Fellow Shareholders,

          I have been your Chairman and President for over 20 years. I do not expect to remain in this position much longer and probably not even next year. The Board has informed you that we are looking at strategic alternatives for the Company and that has become our primary task. We are currently doing due diligence on a proposal which I hope will lead to an agreement at which time we will announce a new direction for the Company.

          When I became Chairman in 1985, our current liabilities greatly exceeded our current assets and we were operating at a loss. Shortly thereafter, crude dropped to $9 per barrel and our survival was in question. I am pleased to report much different results in 2005. Our oil and natural gas revenues increased from $608,132 in 2004 to $934,525 in 2005. Our other revenues increased from a loss of $31,970 in 2004 to a gain of $33,560 in 2005. Our operating expenses increased, as they usually do when oil and natural gas prices are higher due to higher taxes, and higher operating expenses as oilfield suppliers increased their rates. We also increased our general administrative expense as we spent more money on legal and accounting, in exploring our strategic alternatives, as well as compliance with the Sarbanes-Oxley Act. The result was that our net income increased from $142,116 to $289,887. This is the highest net income that the Company has ever achieved.

          In July 2006, the Company sold substantially all of its interest in the Yorktown field in Dewitt County, Texas. We had spent considerable time and money trying to develop this field over the last two years. We had entered into a carried interest Agreement with Tempest Energy Resources, L.P. for development of this field. After the first well was unsuccessful and had to be plugged and abandoned, Tempest decided not to continue with this program. We did acquire a 25% working interest in one well as well as some future offsets. After attempting to complete a second well in the Edwards formation, which was unsuccessful, the Edwin Gips well was completed in the Wilcox zone. We were then offered a buyout of our interest in this well, and the offset wells on this lease. We sold these interests for essentially a break even price for our cost in the program. We have now completed our sale of our operating interests in Dewitt County, and retain only small non-operating working interests.

          While we have positive cash flow and the highest net income in the Company history, we are still a tiny company. With the increased cost of compliance as a public company and our good but not scalable oil and natural gas assets, our common shareholders have not been able to benefit from a higher price and more liquid market for' our stock. Our preferred B shareholders were able to obtain $3 in cash per share in a tender offer last year, but the lack of a liquid market for the Preferred B shares and the small volume of trades in the common shares has led us to seek strategic alternatives to create shareholder value. We hope to translate this into a specific transaction to present to shareholders in the near future.

Very Truly Yours,

Gerald L. Jensen
President